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                                                                    EXHIBIT (l)

[LETTERHEAD]

July 12, 1988



AHA Investment Funds, Inc.
100 Half Day Road
Lincolnshire, Illinois  60015


Gentlemen:


We are purchasing from you shares of your common stock, $.01 par value for an aggregate purchase price of $100,000 allocable as follows: 2,000 shares of Limited Maturity Fixed Income Portfolio at a price per share of $10.00; 2,000 shares of Full Maturity Fixed Income Portfolio at a price per share of $10.00; 2,000 shares of Diversified Stock Portfolio at a price per share of $10.00; 2,000 shares of Balanced Portfolio at a price per share of $10.00; and 20,000 shares of U.S. Government Money Market Portfolio at a price per share of $1.00, to provide the initial capital you require pursuant to Section 14 of the Investment Company Act of 1940 in order to make a public offering of your shares. We hereby represent that we are acquiring said shares for investment and not for distribution or resale to the public.

As you know, we are advancing to you 50% of organization expenses. Accordingly, we hereby further represent that in the event we redeem the share referred to above prior to complete amortization by you of your organization expenses, the amount we receive upon redemption may be reduced by the proportionate amount which 50% of the total unamortized balance bears to the number of shares being redeemed. For this purpose, the proportionate amount is based on the ratio of the number of shares originally issued by you in connection with the furnishing of the initial capital.


Very truly yours,

AMERICAN HOSPITAL ASSOCIATION
SERVICES, INC.

By/s/David J. Drake
______________________